Mail Stop 4561

April 6, 2007

Ron Kallus
President and Chief Executive Officer
VGTel, Inc.
2303 South Blvd.
Houston, TX 77098

> **Re:** **VGTel, Inc.**
> **Amendment No. 4 to the Registration Statement on Form SB-2**
> **Filed March 20, 2007**
> **File No. 333-134408**

Dear Mr. Kallus:

We have reviewed your amended registration statement and have the following comments.

Form SB-2/A

General

1.   Please expand the references to Platin, Ltd., throughout the prospectus, to note that this customer is a related party.

Cover

2.   Please revise to remove the unnecessary details from the first two sentences of the first paragraph of the prospectus cover. Your disclosure should tell investors that the shares are being offered by selling shareholders and state the number of outstanding shares and the number of shares underlying outstanding warrants. However, details about the various series of warrants and the terms of the warrants, such as exercise price, are not material to the offering to investors and can be omitted.

Summary, page 4

3.	Please refer to prior comment 5 from our letter dated December 11, 2006. The second and third paragraphs on page 4 should not be provided in the summary. See Rule 421(d). We also note that you have removed all references to Note 1 and the footnotes on page 8 in response to our prior comment. However, it appears that a concise summary concerning this matter is material to an investor's understanding of your business. You should revise to present the material information in a manner consistent with the requirements of Rule 421(d). Your description of the reverse merger with NYN International LLC in this section should describe the nature and fundamental terms of the transaction. Also please update your revenues, expenses and net loss through the period ending December 31, 2006.

4.	Additionally, we note your disclosure on page 5 that you have sufficient funds on hand "to operate for the next 12 months". Please expand this statement to provide additional contextual information to explain what you mean in using the words "to operate" to allow investors to evaluate this statement. Specifically, if you mean that you can continue your activities at the current level, you should emphasize that the activities that can be supported with the currently available funds are extremely limited and that current funds would only provide sufficient capital for activities consistent with the limited ones in which the company has historically engaged.

Business, page 4

5.	Please refer to prior comment 6 from our letter dated December 11, 2006. We note the price comparison chart now included in the Summary section. However, we continue to believe that this information should be removed from this section, as it does not appear that this disclosure is a summary of the material operations of your business or the terms of this offering. Your summary should be brief and should not merely repeat text (such as the price comparison chart) found elsewhere in the prospectus. See the Instruction to paragraph (a) of Item 503 of Regulation S-B.

Management Discussion & Analysis, page 16

Results of Operations, page 19

6.	Please refer to prior comment 22 from our letter dated December 11, 2006. We were unable to locate a response to this comment in your letter dated March 20, 2007. Please provide us with a response to our prior comment with your next amendment. With regard to the issues raised in our prior comment, we continue to note that it does not appear that your disclosure of the results of operations conforms to the requirements of paragraph (b) of Item 303. This section should discuss the business conditions and events that affected your results for the year ended March 31, 2006 and also discuss the interim period of the current fiscal year, as well as the corresponding period of the prior year. This disclosure should include a discussion of the factors and events impacting your results of operations rather than merely providing information easily discernible from your statement of operations. Please revise.

Business Description, page 22

Plan of Operations for the Next 12-Month Period, page 25

7.   Your price comparison chart on page 23 provides a comparison of equipment, base contact center and monthly fixed costs for a traditional call center, an existing VOIP telemarketing tool, and your GMG System. However, we note from page 17 that you charge your only customer a $3.00 per line monthly cost plus a per minute usage fee. First, it is not clear why you use $2.50 per line monthly cost fee in the table on page 23. Second, it is unclear how the per minute usage fee fits into the cost structure of the other telemarketing systems noted in your table. Finally, we note your disclosure that your system "is far less sophisticated and less robust than competing systems used in [y]our comparison charge (sic)." The meaning of this disclosure is unclear. Revise your disclosure to describe the differences between your system and those in your comparison chart in sufficient detail to enable investors to understand the value and limitations of making such comparisons. For example, the limitations to your system that might distort a direct comparison between your product and the other products referred to in the chart.

Security Ownership of Certain Beneficial Owners and Management, page 33

8.   Your table discloses that 2,710,000 shares of common stock are beneficially owned by directors and officers as a group. However, it appears that this total should include all the holdings of Ron Kallus, Niva Kallus, Yoav Kallus, Nathan Kallus, and Israel Hason, or 2,760,000 shares. Please advise or revise your disclosure as required by Item 403(b) of Regulation S-B.

Report of Independent Auditors, page F-1

9.   We note your response to our prior comment 25 from our letter dated December 11, 2006 where you indicate that Mr. Blumenfrucht is qualified by the PCAOB which qualifies him to practice nationally. Please note that while registration with the PCAOB allows firms to serve as the auditor for an issuer, it does not negate the auditor's responsibilities to comply with state licensing requirements. Please confirm that your auditor is in compliance with all state licensing

requirements.

10.   We note that your financial statements have been labeled "restated". Tell us how you considered the requirements of paragraph 26 of SFAF 154 to include disclose the effect of the correction on <u>each</u> financial statement line item and any per share amounts affected for each period presented. Also, tell us why the auditor's opinion does not refer to the restatement. We refer you to AU 561.06.

Audited Financial Statements, page F-3

11.   Pursuant to the requirements of Item 310(a) of Regulation S-B, small business issuers should include audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of such audited balance sheet (or such shorter period as the registrant has been in business).   Accordingly, revise to include audited Statements of Cash Flow, Statements of Operations and Statements of Changes in Stockholders' Equity for the period from inception July 27, 2004 to March 31, 2005.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

12.   We note your response to our prior comment 28 and your revised disclosures in Note 2 where you indicate that VGTel recognizes revenue as the related services are provided to customers and when the customer is obligated to pay for the services. Please note that a customer's obligation to pay does not necessarily mean that collectibility is reasonably assured as contemplated by SAB 104. Please revise your disclosures accordingly.

Note 6 – Intellectual property, page F-8

13.   We note from your disclosures on page 19 that during the nine months ended December 31, 2005 your officers personally expended $37,750 during the pre-development stage, which has not been reflected in your financial statements. Please explain why such amounts are not reflected in your financial statements and tell us how you considered including such expenses as capital contributions pursuant to the guidance in Topic 5 of SAB 107.

14.   We note your response to our prior comment 29 where you indicate that $29,000 was capitalized once VGTel determined that technological feasibility has been reached. Tell us how you considered paragraph 4 of SFAS 86 in determining when technological feasibility was reached for your product.

15.   We further note that once the product was complete, any additional costs incurred for improvement and maintenance were expensed. Tell us the amount of such costs for each period presented and tell us where such costs are reflected in the statement of operations.

16.   Your response to comment 30 indicates that from inception through December 31, 2006 the Company paid $22,750 to Kanaga for software development services. Tell us why this amount changed from the $33,750 as previously disclosed in your Form SB-2/A. Also, you indicate that of this amount $7,000 was capitalized once technological feasibility was established. Tell us where you recorded the remaining $15,750 paid to Kanaga in your Statements of Operations.

Interim Period Financial Statements, page F-11

17.   Revise your interim Statements of Cash Flow and Statements of Operations to include financial information for the comparable period of the preceding fiscal year or unaudited information for the nine months ended December 31, 2005. See Item 310(b) of Regulation S-B.

General

18.   We note from your disclosures on page 34 that Mr. Hasan, the Company's Chief Marketing Officer and Director is also the managing partner and principal shareholder of Platin, LTD, the Company's only customer. Revise to include a discussion of the related party transactions (revenues and receivables) resulting from this relationship in the footnotes to the audited financial statements pursuant to SFAS 57.

Part II

Undertakings, page 50

19.   Please refer to prior comment 32 from our letter dated December 11, 2006. It appears that your revised undertakings no longer include those required by Item 512(a)(1)(i)-(iii) of Regulation S-B. Please revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional

Ron Kallus
VGTel, Inc.
April 6, 2007
Page 6

comments after reviewing your amendment and responses to our comments.

In your letter dated November 10, 2006, you often state that you revised disclosure without providing a detailed response to questions in our comments or providing an indication of the location of changes in the prospectus made in response to our comments. Please note that detailed response letters greatly facilitate our ability to quickly and efficiently review amended filings. Please consider providing a more comprehensive response letter with your next amendment.

You may contact Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. You may also contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc:	Via Facsimile (480) 816-9241
	William D. O'Neal, Esq.
	The O'Neal Law Firm, P.C.
	Telephone: (480) 812-5058